From:    Hester, Kristin

Sent:   Thursday, August 12, 2010 2:43 PM

To:     Rupertk@sec.gov

Cc:     Strauss, Stuart; Fumai, Allison

Subject:        Morgan Stanley China A Share Fund, Inc. (CIK:0001368493)

Kevin,

As discussed with Allison Fumai earlier today, attached please find the changes to be incorporated into a 497 filing in response to your comments for the Morgan Stanley China A Share Fund, Inc. (the “Fund”) with respect to the Fund’s proposed rights offering.

Regards,

Kristin M. Hester
Dechert LLP

1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 649 8796 Direct
+1 212 698 3599 Fax
kristin.hester@dechert.com
www.dechert.com